[Letterhead of Iveda Solutions, Inc.]

April 12, 2012

Via E-mail

United States Securities and Exchange Commission

Terence O’Brien, Accounting Branch Chief

Washington, D.C. 20549

Re:	Iveda Solutions, Inc. File No. 0-53285
April 30, 2011 Form 8-K/A Filed July 15, 2011
June 30, 2011 Form 10-Q Filed August 15, 2011
September 30, 2011 Form 10-Q Filed November 14, 2011

Dear Mr. O’Brien:

Iveda Solutions, Inc. (“Iveda” or the “Company”) hereby provides this letter in response to your comment letter dated March 22, 2012 in connection with the above-referenced filings.

Megasys Acquisition

Comment 1:

In explaining why only $20,000 was allocated to acquired Megasys customer relationships, you assert that only a minimal amount of future revenue was expected from this asset because “Megasys, on its own, does not share the same capabilities of recurring revenue business model” and that the “Megasys contract installation model does not imply a capability of receiving recurring cash flows from previous customers.” These representations are not consistent with your other disclosures and assumptions. Specifically, in your July 7, 2011 press release, your President and CEO attributed Megasys Taiwan’s $800,000 contract with the Taipei Police Department as the result of “years of experience of the Megasys team deploying safe city projects in Asia.” The Megasys Chairman is also quoted therein emphasizing the value of this customer relationship. In your January 11, 2012 press release, aside from emphasizing “Megasys’ dominance in SafeCiti deployments in the region,” the Megasys general manager specifically attributes the $2.2 million SafeCiti contract to the performance by Megasys on other similar projects for this customer. The pattern of recurring revenue from existing customer relationships is also reflected in your disclosure of major customer A in Note 3 to the audited Megasys financial statements. We also understand your fair value assumption that the significant impact of personal relationships with customers mitigated the value assigned to acquired Megasys trademarks. Consequently, there does not appear to be a factually supportable basis for the determination that Megasys lacked an ability to generate future sales from existing customer relationships. If you expect that your final purchase price allocation for this asset will be materially revised, then please provide us with relevant details. Alternatively, please provide us with a schedule showing the revenue recognized in each of the prior 5 years from each of the key customers touted in your January 24, 2011 press release and identify the customers referenced as A and B in the Megasys financial statements.

Terence O’Brien, Accounting Branch Chief

U.S. Securities Exchange Commission

April 12, 2012

Response:

Although MegaSys has significant experience in SafeCiti deployments, the Company believes that MegaSys’ current equipment sales and installation model does not create customer relationships that imply a capability of receiving recurring cash flows on future projects. Each new SafeCiti project, including each project for the New Taipei City Police Department, must be presented to the public for bidding through open tender. For each tender, the opportunity for MegaSys to win the project is equal to its competitors and being awarded a contract in the past does not guarantee winning the current project. Therefore, the Company does not consider this process to be a traditional recurring revenue model.

The Company considers MegaSys’ previous customers to be a customer base that provides an available market for the Company. It does not consider such customers to be established relationships that are identifiable intangible assets. By contrast, for example, our parent corporation has a traditional recurring revenue model under which we have renewable monthly contracts to provide ongoing services to our customers. MegaSys has no similar assurance of receiving recurring revenues.

We have attached as Exhibit A a schedule showing the revenue recognized in each of the prior five years from MegaSys’ 25 largest customers. As demonstrated by this schedule, only three customers out of the 25 on the list were repeat customers. With respect to the customers identified in the January 24, 2011 press release that are not listed in Exhibit A (Beijing Capital Airport, China HSBC Bank, Egypt – Pyramids of Giza, Hong Kong IBM Asia Headquarters, Malaysia – Prime Minister’s Residence, Regal Hong Kong Hotel and Shanghai China Bank), we note that these were customers of MegaSys Hong Kong prior to the acquisition of MegaSys Taiwan by Iveda Solutions, Inc. MegaSys Taiwan, MegaSys Hong Kong and MegaSys Singapore, although separate companies, have a close informal relationship typical in Asian companies in which resources and talent are occasionally shared. Therefore, although these customers utilized the MegaSys platform, the contract revenue was recorded by MegaSys Hong Kong.

Terence O’Brien, Accounting Branch Chief

U.S. Securities Exchange Commission

April 12, 2012

In Note 3 of the MegaSys financial statements for the period ended December 31, 2011, Customer “A” is the New Taipei City Police Department and Customer “B” is Taoyuan County Pingzhen City Government Office.

Comment 2:

We understand that the contingent consideration includes the issuance of $800,000 of stock in December 2012 if Megasys generates a $1.3 million increase in SafeCity project net revenue. We also understand that you assumed that all contingent consideration would be paid and have recognized $1.6 million as the fair value of the total contingent consideration (91% of your goodwill balance). In your response, you state that “The SafeCity project is the primary component of Megasys’s contractual backlog.” However, it does not appear that the $1.3 million assumed increase in SafeCity project revenue has been included in your acquired backlog asset calculation given that such calculation only assumes $952,000 of revenue. Further, we note that your backlog asset calculation does not include any contracts extending beyond October 31, 2011 (six months from Valuation Date). Also, your response is not consistent with the SafeCity expected revenue assumptions outlined in Exhibit 1.B to the Valuation Report. Moreover, we understand that in assuming at the valuation date that the $1.3 million milestone would be reached, you projected that a material amount of the SafeCity revenue would be generated from the Taipei Police Department given your historical, current and expected future business with this customer. As previously observed, the fair value of the underlying customer relationship, contract, and/or technology-based asset must be recognized pursuant to ASC 805-20-55. Please provide us with your expected valuation of this asset.

Response:

The backlog asset calculation of $952,000 of revenue covers a period of six months only, from the valuation date of April 30, 2011 through October 31, 2011. Since SafeCiti projects represent a substantial amount of this backlog value, the Company believed that it was reasonable to assume that MegaSys could achieve the $1.3 million target over the measurement period of 2.5 years (July 1, 2010 to December 31, 2012). As shown in Exhibit 1.B, expected revenue from SafeCiti in 2011 and 2012 is anticipated to be $1.5 million, which is sufficient to support the $1.3 million revenue increase milestone for the same time period.

Terence O’Brien, Accounting Branch Chief

U.S. Securities Exchange Commission

April 12, 2012

As of December 31, 2011 the carrying value of the backlog asset of $130,000 is now fully amortized since its useful life of six months has expired. Please refer to Note 1 in the Financial Statements to the Form 10-K filed on March 30, 2011 under the section heading Intangible Assets and Goodwill.

Comment 3:

We understand that the $600,000 of purchase price contingent on Megasys 2011 net income will not be paid since Megasys did not generate the earnings milestone. Please tell us how this impacted your December 31, 2011 goodwill impairment analysis.

Response:

The $600,000 profit-oriented earnout did not have to be paid since MegaSys did not achieve at least $300,000 post-tax net income for the year ended December 31, 2011. The loss for the year that MegaSys sustained would generally indicate a decline in MegaSys’s market value. In addition, the missed earnout also creates a decline in the book value on the balance sheet because the goodwill contemplates the earnout. Accordingly, our view is that the difference between market value and book value should reflect at a minimum the $600,000, and should likely exceed that earnout amount based on the performance of the Company. To substantiate these views, the Company entered into a new engagement with a valuation company to perform an analysis of goodwill impairment as of December 31, 2011. After such engagement was completed, it was determined that the implied goodwill should be valued at $841,000 and, accordingly, we recorded an impairment of goodwill of $955,710 in the Form 10-K filed on March 30, 2012. Please refer to Note 1 in the Financial Statements to the Form 10-K filed on March 30, 2012 under the section heading Intangible Assets and Goodwill for a detailed calculation.

Comment 4:

Given that Megasys only generated $23,490 net income in the first four months of 2011, please clearly explain of all the factors you considered in determining that the 2011 $300,000 net income milestone would be met. Specifically address the data in Exhibit 7.A of the valuation report which plainly indicates that this milestone would not be met. In addition, clearly explain how you determined that the $1.3 million revenue increase milestone would be met given the substantial decline in projected revenue assumed in the valuation report. Compliance with ASC 805-30-25-5 should be clearly evident.

Terence O’Brien, Accounting Branch Chief

U.S. Securities Exchange Commission

April 12, 2012

Response:

The Company believes that the $300,000 net income target for the period ended December 31, 2011 was a reasonable milestone based on the information available on the April 30, 2011 valuation date. The factors considered by the Company on this valuation date were historical net income trends, the value of the existing customer backlog and management’s revenue estimates for calendar year 2011. The net income of $23,490 for the first four months of 2011 had no bearing on our determination of the $300,000 net income milestone because the earnout was measured against the annual performance estimate of $304,000. In Exhibit 7.A, the 2011 fiscal year after-tax profit is only $204,000 because it includes only eight months of projected revenue (from May 1, 2011 to December 31, 2011). The forecast period did not include the first four months of 2011. Annualized, the after-tax profit for 2011 would exceed the $300,000 net income milestone. In addition, the projected total revenues for 2011 and 2012 in Exhibit 7.A total $3.3 million. As mentioned in our response to Comment 2, the $1.3 million target had a measurement period of 2.5 years. Exhibit 7.A does not include the period before the acquisition date of April 30, 2011, which includes an additional ten months in which SafeCiti revenue can be earned.

Iveda acknowledges that:

•	Iveda is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Iveda may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Lynne Phillis

Lynne Phillis

Controller, Iveda Solutions, Inc.

Exhibit A

	Major Customers	2011	2010	2009	2008	2007
1	Shanghai Commercial & Savings Bank	$98,748	$26,670
2	Taipei County Police Bureau	44,035	4,309,208	$1,951,982
3	New Taipei City Police Department	964,573
4	Taiwan International Airport			107,130
5	Taiwan Stock Exchange	220,705		210,657
6	Taoyuan County Pingzhen City Government Office		769,925
7	Korea Digital Communication Co. Ltd.				$131,849
8	SYSTEX Corporation				95,595
9	Taoyuan County Council				56,227
10	Fu-Tai Engineering Co., Ltd				52,780
11	Provider Technology Pte. Ltd.				52,337
12	Tai-Kun hydropower				51,324
13	Tasa Meng Duty Free Shop				43,584
14	Sole-Vision Technology Pte. Ltd.				38,454
15	Industrial Technology Research Institute of Taiwan				36,672
16	Vsprite Co., Ltd				27,569	$74,349
17	Hosuei Corporation					357,873
18	Taiwan Power Company					250,728
19	Sunsky International Ltd.					153,448
20	HannStar Display Corp					103,132
21	Ever Rich Duty Free Shop					92,652
22	CECI Engineering Consultants, Inc.					68,769
23	Cotech Engineering Corporation					67,616
24	AnexTEK Global Inc.					66,555
25	Evertech Electronics Ltd.					65,182

		$1,410,163	$5,105,803	$2,269,769	$586,391	$1,300,303

	In 2010, Taipei County was reformed to be New Taipei City. New Taipei City Police Department was previously known as Taipei County Police Bureau.